SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K
       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           For the month of March 2008

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

                           MER Telemanagement Solutions Ltd.

6-K Items

     1. Pro Forma Balance Sheet as of December 31, 2007 to reflect the sale of the Company's investment in cVidya Networks Inc. and the sale of 750,000 ordinary shares, both in the first quarter of 2008.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                     As of December 31, 2007
                                                                  ----------------------------
                                                                   Actual        As Adjusted(1)
                                                                  --------       --------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                        $1,437           $2,790
  Short term bank deposits                                              -                -
  Marketable securities                                               169              169
  Trade receivables (net of allowance for doubtful accounts of
    $ 505 and $ 882 at December 31, 2006 and 2007, respectively)    1,172            1,172
  Unbilled receivables                                                129              129
  Other accounts receivable and prepaid expenses                      544              544
  Investment in other companies                                       221                -
  Inventories                                                          66               66
                                                                   ------           ------

Total current assets                                                3,738            4,870
-----                                                              ------           ------

LONG-TERM ASSETS:
  Investments in an affiliate                                           -                -
  Severance pay fund                                                  730              730
  Other investments                                                     3                3
  Deferred income taxes                                               123              123
                                                                   ------           ------

Total long-term assets                                                856              856
-----                                                              ------           ------

PROPERTY AND EQUIPMENT, NET                                           283              283
                                                                   ------           ------

OTHER ASSETS:
  Goodwill                                                          2,796            2,796
  Other intangible assets, net                                        805              805

Total other assets                                                  3,601            3,601
-----                                                              ------           ------

Total assets                                                       $8,478           $9,610
-----                                                              ======           ======


-----------------------
(1) As adjusted to reflect the sale of the Company's investment in cVidya Networks Inc. for 603,000 and the gain of $382,000 recorded from that sale and the sale of 750,000 ordinary shares at $1.00 per share, and the receipt of $ 750,000 in proceeds, both in February 2008.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                                                As of December 31, 2007
                                                                             ----------------------------
                                                                              Actual        As Adjusted(1)
                                                                             --------       --------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short term bank credit and current maturities on bank loan                 $    606          $    606
  Trade payables                                                                  447               447
  Accrued expenses and other liabilities                                        3,309             3,309
  Deferred revenues                                                             1,390             1,390
                                                                             --------          --------

Total current liabilities                                                       5,752             5,752
-----                                                                        --------          --------

LONG-TERM LIABILITIES:
  Long term bank loan                                                               -                 -
  Accrued severance pay                                                         1,157             1,157
                                                                             --------          --------

Total long-term liabilities                                                     1,157             1,157
-----                                                                        --------          --------

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
  Share capital -
    Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at December 31, 2007; Issued: 5,784,645 shares at December 31, 2007;
      Outstanding: 5,773,845 shares at December 31, 2007                           17                19
  Additional paid-in capital                                                   16,201            16,949
  Treasury shares (10,800 Ordinary shares at December 31, 2007)                   (29)              (29)
  Accumulated other comprehensive income                                           12                12
  Accumulated deficit                                                         (14,632)          (14,250)
                                                                             --------          --------

Total shareholders' equity                                                      1,569             2,701
-----                                                                        --------          --------

Total liabilities and shareholders' equity                                   $  8,478          $  9,610
-----                                                                        ========          ========


-----------------------
(1) As adjusted to reflect the sale of the Company's investment in cVidya Networks Inc. for 603,000 and the gain of $382,000 recorded from that sale and the sale of 750,000 ordinary shares at $1.00 per share, and the receipt of $ 750,000 in proceeds, both in February 2008.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                    (Registrant)

                                            By: /s/ Eytan Bar
                                               --------------
                                               Eytan Bar
                                               President and
                                               Chief Executive Officer
Date: March 11, 2008